LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

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www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

August 5, 2024

VIA EDGAR

Robert Arzonetti

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549-3561

Re:	Re: FB Bancorp, Inc.
Amendment No. 5 to Registration Statement on Form S-1 Filed July 18, 2024
File No. 333-277630

Dear Mr. Arzonetti:

FB Bancorp, Inc. (the “Company”) is in receipt of the correspondence from the Securities and Exchange Commission (the “SEC”) dated July 26, 2024 related to the SEC’s review of the Company’s Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”). Our response to the comment is set forth below. For the convenience of the SEC Staff, we have repeated the comment in bold, followed by our response.

Amendment No. 5 to Form S-1

Risk factors, page 12

1.

We note your disclosure in the third from last paragraph on page 35 that your that your average balance of loans held for investment during the six months ended June 30, 2024 increased by $114.3 million, or 19.6%, compared to June 30, 2023. We also note that the average balance of loans increased approximately 28.9% since December 31, 2022. In light of this, please include a new risk factor discussing the rapid increases in the loan portfolio and the fact that many of these loans are not seasoned enough to demonstrate any problems.

The Prospectus has been revised to include a new risk factor in response to the Staff’s comment. Please see “Risk Factors – The unseasoned nature of recently originated loans, in particular, commercial real estate and commercial loans, may result in changes in estimating collectability, which may lead to additional provisions or charge-offs, which could hurt our profits.”

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

August 5, 2024

*   *   *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me at mlevy@luselaw.com or (202) 274-2009.

Very truly yours,

/s/ Marc Levy
Marc Levy

cc:	Christopher Ferris, FB Bancorp, Inc.
John Spitz
Katherine Garrett
Todd Schiffman
Thomas P. Hutton
Lawrence M.F. Spaccasi